SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended    December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR

RESIDENTS OF THE COMMONWEALTH

OF PUERTO RICO

Date:  June 27, 2005

By

/s/ Pamela N. Hootkin

Pamela N. Hootkin, Member of

Administrative Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Financial Statements

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm

F-2

Statements of Net Assets Available for Benefits

F-3

Statements of Changes in Net Assets Available for Benefits

F-4

Notes to Financial Statements

F-5

Supplemental Schedules

F-11

[Letterhead of Ernst & Young LLP]

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

May 31, 2005

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value (Notes A and E):
Investments held by State Street Bank:
Stable Value Funds	$21,360	$ –
Mutual Funds	27,422	–
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	28,015	–
Investments held by UMB Trust:
Money Market Funds	–	14,898
Mutual Funds	–	27,942
Investment in Phillips-Van Heusen Corporation Associates Investment Plans Master Trust	–	18,716
Participant loans receivable	4,704	–
Contributions receivable	611	664
Net assets available for benefits	$82,112	$62,220

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003

Additions
Contributions:
Employer, net of forfeitures	$ 4,793	$ 3,929
Employees	10,710	10,957
	15,503	14,886
Loan repayments, interest	82
Interest and investment income	1,794	878
Total additions	17,379	15,764

Deductions
Payments to participants	8,863	–
Total deductions	8,863	–

Net realized and unrealized appreciation of investments	11,376	9,748
Net increase	19,892	25,512

Net assets available for benefits at beginning of year	62,220	36,708
Net assets available for benefits at end of year	$82,112	$62,220

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

Notes to Financial Statements

December 31, 2004

A.  Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Change in Trustee and Recordkeeper

Effective January 1, 2004, the Plan’s Trustee changed from UMB Bank (the “Predecessor Trustee”) to State Street Bank (the “Trustee” or “Successor Trustee”).  Subsequent to 2004, on January 1, 2005, Wells Fargo acquired Strong Retirement Plan Services and as a result, Wells Fargo Retirement Solutions became the “Recordkeeper” and Wells Fargo Bank became the “Trustee”.

Master Trust

The Phillips-Van Heusen Corporation Associates Investment Plans Master Trust (the “Master Trust”) was established for the investment of the Company’s Common Stock Fund.  The Plan is one of three plans participating in the Master Trust.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, limited to $8,000 per annum in 2004 and 2003, respectively.  The Company matches 100% of the first 2% of eligible compensation that a participant contributed to the Plan plus 25% of the next 4% of eligible compensation contributed by the participant.

A.  Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 25%, 50%, 75% and 100% vested in Company contributions after two, three, four and five years of service, respectively.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of eight investment options.  Effective July 1, 2004, three new investment options were added to the Plan, for a total of eleven options.  A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

The Company contributions are invested in any fund offered by the Plan as elected by the participant.  However, existing balances contributed to the Company’s Common Stock Fund as of March 31, 1999 were required to remain in the fund until participants reach the age of 55 or older.  Effective December 30, 2004, all restrictions on Company Match invested in the PVH Stock Fund were removed and participants are allowed to transfer all Company Match monies to other investment options in the Plan.

A.  Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

B.  Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

B.  Significant Accounting Policies (continued)

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by the trustee.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.  The Master Trust holds the investments in Employers Common Stock.  The Plan shares in the Master Trust interest and investment income based upon its participants’ shares of the Master Trust net assets available for benefits.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

C.  Transactions with Parties-in-Interest

During the years ended December 31, 2004 and 2003, the Master Trust purchased 15,616 and 12,631 shares, respectively, of the Company’s common stock and received $ 168,641 and $172,798, respectively, from the Company as payment of dividends on its common stock.  The AIP Master Trust also sold 64,342 and 25,016 shares of the Company’s common stock during the years ended December 31, 2004 and 2003, respectively.

D.  Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
	2004	2003

Common stock – Employer Company Fund	$ 9,484	$6,317
Shares of registered investment companies	1,892	3,431
	$11,376	$9,748

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Investment in Phillips-Van Heusen Corporation Associates Investment Plans PVH Stock Master Trust	$28,015	$18,716
Dodge & Cox Balanced Fund	7,748	7,759
Dreyfus Appreciation Fund	5,875	6,362
Strong Advisor Bond	8,313	9,773
Strong Stable Value	*	14,898
Wells Fargo Stable Return	21,360	*
Shares of registered companies representing less than 5%	5,486	4,048

* Investment represented less than 5% of the Plan’s net assets at this time.

Table of Contents

    Supplemental Schedule

E.  Non-Participant-Directed Investments

The following schedule depicts activity within the Master Trust as of December 31, 2003 and for the year then ended.  The Master Trust consisted of participant directed investments along with all non-participant directed investments through December 30, 2004 at which date all restrictions on these funds were eliminated.  Changes in the Phillips-Van Heusen Corporation Associates Investment Plans Master Trust net assets held during the year ended December 31, 2003 were as follows:

December 31, 2003

Net assets:
Phillips-Van Heusen common stock	$20,279,641
Strong Money Market Fund	752,382
Other	2,617
$21,034,640

Year ended December 31, 2003

Net assets at beginning of year	$13,884,372
Changes in net assets:
Contributions	1,207,958
Loan repayments, interest	8,056
Loan repayments, principal	52,457
Earnings and net realized and unrealized depreciation in fair value	7,302,014
Distributions to participants	(913,378)
Transfers to participant directed investments	(506,839)
Net assets at end of year	$21,034,640

F.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter and a new determination letter has been applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

EIN: 13-1166910

Plan No: 014

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Strong Retirement Plan Services	Barclays Global Equity Index; 201.4380 shares	$ 2,272
Strong Retirement Plan Services	Dodge & Cox Balanced Fund; 97.6451 shares	7,748
Strong Retirement Plan Services	Dreyfus Appreciation Fund; 151.8590 shares	5,875
Strong Retirement Plan Services	Oakmark International Fund; 66.5568 shares	1,406
Strong Retirement Plan Services	Strong Advisor Small Cap Value; 57.3783 shares	1,687
Strong Retirement Plan Services	Strong Advisor Bond; 749.5907 shares	8,313
Strong Retirement Plan Services	Dodge & Cox Income Fund; 9.4248 shares	121
Strong Retirement Plan Services	Wells Fargo Stable Value Fund; 577.2244 shares	21,360
Strong Retirement Plan Services	PVH Master Associates Investment Plan Master Trust; 15,052.5545 units	28,015
Strong Retirement Plan Services	Loan Fund; 4704 units, maturity dates through: 2009, interest rate: 5%	4,704
Total investments held by State Street Bank		$81,501

EXHIBIT INDEX

Exhibit No.

23.1

Consent of Independent Auditors